

SECURITII  06007982

OMB APPROVAL
OMB Number:	3235-0123
Expires:	January 31, 2007

Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46981

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/05___ AND ENDING___12/31/05___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Healthcare Community Securities Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Empire Drive

FIRM I.D. NO.

Rensselaer   NY   (No. and Street)   12144

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. DelPozzo   (518) 431-7787

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
UHY LLP

66 State Street   (Name – *if individual, state last, first, middle name*)   NY   12207
Albany

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 5 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Daniel J. DelPozzo_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Healthcare Community Securities Corporation__

_____ , as

of __December 31_____ , 20 __05____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

KAREN A. BONILLA
Notary Public -State of New York
No. 01806077404
Qualified in Rensselaer County
My Commission Expires 07/08/2006

Notary Public

_____
Signature

__Vice President, CFO_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cashflow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report ~~describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~
  on internal control required by Sec. Rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Years ended December 31, 2005 and 2004



INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Healthcare Community Securities Corporation

We have audited the accompanying statements of financial condition of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 8, 2006

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2005	**2004**
Assets		
Current Assets		
Cash and cash equivalents	$ 6,283	$ 4,398
Investment in money market fund, at market value	1,319,775	1,252,971
Commissions receivable	832,673	867,590
Prepaid expenses and other	51,554	51,749
Total current assets	2,210,285	2,176,708
Property and Equipment, net	48,004	39,912
Other Assets	24,959	24,524
Total assets	$ 2,283,248	$ 2,241,144
Liabilities and Stockholder's Equity		
Current Liabilities		
Accrued expenses	$ 686,375	$ 671,916
Due to affiliate	316,917	317,521
Total current liabilities	1,003,292	989,437
Other Liabilities	27,260	23,510
Total liabilities	1,030,552	1,012,947
Stockholder's Equity		
Common stock, no par value; 100 shares authorized, issued, and outstanding	100	100
Additional paid-in capital	99,900	99,900
Retained earnings	1,152,696	1,128,197
Total stockholder's equity	1,252,696	1,228,197
Total liabilities and stockholder's equity	$ 2,283,248	$ 2,241,144

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME

| | Years Ended December 31, | |
	2005	2004
Revenues:		
Gross commissions	$ 9,022,468	$ 7,787,425
Less commissions paid to other broker/dealers	5,041,448	4,121,236
Net commissions	3,981,020	3,666,189
Consulting fees	37,375	39,100
Interest income	52,937	13,107
	4,071,332	3,718,396
Expenses:		
Corporate expenses	815,152	713,571
Employee compensation and benefits	1,191,663	1,045,610
Insurance	80,688	68,585
Professional	160,301	151,555
Occupancy	90,053	82,889
Consulting expense	30,000	30,000
Other operating expenses	339,439	274,751
	2,707,296	2,366,961
Income before income taxes	1,364,036	1,351,435
Income tax expense	539,537	523,196
Net income	$ 824,499	$ 828,239

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2004	$ 100	$ 99,900	$ 1,099,958	$ 1,199,958
Net income	-	-	828,239	828,239
Dividends paid	-	-	(800,000)	(800,000)
Balance, December 31, 2004	$ 100	$ 99,900	$ 1,128,197	$ 1,228,197
Balance, January 1, 2005	$ 100	$ 99,900	$ 1,128,197	$ 1,228,197
Net income	-	-	824,499	824,499
Dividends paid	-	-	(800,000)	(800,000)
Balance, December 31, 2005	$ 100	$ 99,900	$ 1,152,696	$ 1,252,696

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2005	2004
Cash Flows From Operating Activities		
Net income	$ 824,499	$ 828,239
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	11,659	5,151
Decrease/(increase) in accounts receivable	34,917	(206,485)
Decrease/(increase) in prepaid expenses	195	(4,715)
Increase in other assets	(435)	(24,823)
Decrease in other liabilities	3,750	23,510
Increase/(decrease) in accrued expenses	14,459	(755,544)
Cash provided by (used in) operating activities	889,044	(134,667)
Cash Flow From Financing Activities		
Decrease in due from affiliates	-	822,874
(Decrease)/increase in due to affiliates	(604)	317,521
Dividends paid	(800,000)	(800,000)
Cash (used in) provided by financing activities	(800,604)	340,395
Cash Flow From Investing Activities		
Purchase of property and equipment	(19,751)	(17,793)
Increase in investment in money market fund	(66,804)	(184,050)
Cash used in investing activities	(86,555)	(201,843)
Net increase in cash and cash equivalents	1,885	3,885
Cash and cash equivalents, beginning of year	4,398	513
Cash and cash equivalents, end of year	$ 6,283	$ 4,398

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   *Organization*

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc., a wholly-owned subsidiary of HANYS Services, Inc. (Parent), a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. provides software products and consulting services primarily to HANYS' members.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b)   *Revenue Recognition/Commission Receivable*

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date which does not differ materially from trade date accounting for such transactions. Commissions receivable represent commissions earned on these transactions but not collected by the Corporation. An allowance for doubtful accounts, if any, is based on a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. At December 31, 2005 and 2004, an allowance for doubtful accounts was not considered necessary.

(c)   *Income Taxes*

The Parent charges the Corporation for its share of federal and state income tax expense, as if it filed a separate return, regardless of consolidated tax results. Income tax expense has been provided on income as reported in the statement of income.

(d)   *Property and Equipment*

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)   Securities and Exchange Commission Rule 15c3-3 Exemption

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2005 or 2004. All customer transactions are cleared through another broker-dealer on a fully disclosed basis and the Corporation promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Corporation does not maintain margin accounts.

(f)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g)   Cash and Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

(h)   Reclassifications

Certain items in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

NOTE 2 — RELATED PARTY TRANSACTIONS

HANYS allocates certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and is reimbursed by the Corporation on a monthly basis. Corporate and occupancy expenses allocated from HANYS to the Corporation approximated $859,000 and $757,000 in 2005 and 2004, respectively. Amounts due to affiliate at December 31, 2005 and 2004 represents the net liability due to HANYS for allocated expenses and the Corporation's share of federal and state income tax expense and is payable in the normal course of business without interest.

NOTE 3 — INVESTMENT IN MONEY MARKET FUND

The Corporation has an investment in a money market mutual fund to achieve its investment objective of low risk and high liquidity. The fund invests only in money market instruments backed by the full faith and credit of the United States Government. The market value of the fund was equal to its carrying amount of approximately $1,320,000 and $1,253,000 at December 31, 2005 and 2004, respectively.

NOTE 4 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2005 and 2004 consisted of the following:

	2005	2004
Direct administrative fees	$ 6,504	$ 5,362
Travel	125,260	113,997
Telephone	23,604	22,970
Printing and postage	11,599	8,413
Maintenance and repairs	27,041	19,074
Advertising and promotion	56,154	25,744
Seminar and conference space	13,577	6,364
Depreciation expense	11,659	5,151
Office supplies and other	64,041	67,676
	$ 339,439	$ 274,751

NOTE 5 — PENSION PLAN

The Corporation participates in HANYS's defined contribution plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2005 and 2004 were approximately $68,700 and $64,100, respectively.

NOTE 6 — DEFERRED COMPENSATION PLAN

The Parent has a Deferred Compensation Plan for the benefit of highly compensated employees of the Parent and its subsidiaries which provides for a benefit to the employee at the age of retirement (65 years old).

This plan is to be funded through deferment of a portion of the employee's annual earnings. Annual contributions are limited to the maximum permitted under the Internal Revenue Code (IRC) 457(b). (While this plan is not a 457(b) plan, the Corporation has elected to limit salary deferments to the plan as they would be limited by IRC 457(b)). This limitation for 2005 was $14,000.

As of December 31, 2005 and 2004, the Corporation had no participants in the plan.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 7 — PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Furniture	$ 30,960	$ 27,165
Office equipment	20,152	20,152
Software	30,000	-
Computer equipment	3,748	2,793
Work in progress	-	15,000
	84,860	65,110
Less accumulated depreciation	36,856	25,198
Property and equipment, net	$ 48,004	$ 39,912

NOTE 8 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2005 and 2004, the Corporation had net capital, as defined, of approximately $1,037,000 and $1,067,000, respectively, which was approximately $967,800 and $999,400 in excess of its minimum required net capital of approximately $68,700 and $67,500 at December 31, 2005 and 2004, respectively. The Corporation's ratio of aggregate indebtedness to net capital was 1 to 1 and .9 to 1 at December 31, 2005 and 2004, respectively.

SUPPLEMENTARY INFORMATION

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2005

Net Capital

Total stockholder's equity qualified for net capital	$ 1,252,696
Deductions and/or charges:	
Non-allowable assets:	
Other assets	(71,993)
Commissions receivable (over 30 days)	(65,268)
Prepaid expenses	(4,520)
Property and equipment, net	(48,004)
Net capital before haircuts on securities positions	1,062,911
Haircuts on money market investment (2%)	(26,396)
Net capital	$ 1,036,515

Aggregate Indebtedness

Items included in the statement of financial condition:	
Accrued expenses	$ 686,375
Due to affiliates	316,917
Other liabilities	27,260
Total aggregate indebtedness	$ 1,030,552

Computation of Basic Net Capital Requirement

6 2/3% of aggregate indebtedness	$ 68,707
Minimum net capital requirement	25,000
Excess net capital over minimum net capital requirement	$ 967,808
Excess net capital at 1000%*	$ 933,460

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) FOCUS Report, and the above schedule as of December 31, 2005.

OTHER REPORT


**REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR
A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3**

To the Board of Directors
Healthcare Community Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Healthcare Community Securities Corporation (the Corporation) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures followed that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Page 11

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 8, 2006